

Mail Stop 3561

December 29, 2015

Mr. Neil T. Watanabe
Chief Financial Officer
U.S. Auto Parts Network, Inc.
16941 Keegan Avenue
Carson, CA 90746

> **Re:** **U.S. Auto Parts Network, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2015**
> **Filed March 20, 2015**
> **Items 2.02 and 9.01 Form 8-K Filed November 2, 2015**
> **Items 7.01 and 9.01 Form 8-K Filed November 2, 2015**
> **Form 10-Q for the Quarterly Period Ended October 3, 2015**
> **Filed November 4, 2015**
> **File No. 1-33264**

Dear Mr. Watanabe:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 3, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 39

1. Reference is made to the third full paragraph on page F-31 which discloses that the Common Stock Purchase Agreement limits the use of the $7 million in proceeds from the sale of AutoMD, Inc. common stock to only general operating purposes of AutoMD, Inc. Please tell us your consideration of disclosing the amount of cash included in cash and

cash equivalents as of January 3, 2015 which can be used only for general operating purposes of AutoMD, Inc. and the impact this had and will have on your overall liquidity.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 15 – Segment Information, page F-30

2. Please disclose revenues for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, that fact shall be disclosed. Refer to ASC 280-10-50-40. In this regard, we note that your most recent investor presentation at Form 8-K filed November 2, 2015 discloses private label and branded revenues from collision parts, engine parts and performance and accessories.

Items 2.02 and 9.01 Form 8-K Filed November 2, 2015

Exhibit 99.1

3. Reference is made to your disclosure of projected 2015 and 2016 Adjusted EBITDA. In future filings please present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP) and a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K.

Items 7.01 and 9.01 Form 8-K Filed November 2, 2015

Exhibit 99.1

4. Reference is made to your disclosure of historical and projected EBITDA and historical Adjusted EBITDA. In future filings please present the most directly comparable financial measure calculated and presented in accordance with GAAP and provide a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Rule 100(a) of Regulation G.

Form 10-Q for the Quarterly Period Ended October 3, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP measures, page 21

5. Given your disclosure stating that management utilizes Adjusted EBITDA for evaluating your capacity to fund capital expenditures as well as a measure of your operating performance, please explain why you have not reconciled this non-GAAP liquidity measure to operating cash flow as the most directly comparable GAAP measure, in addition to net income, to comply with Item 10(e)(1)(i)(B) of Regulation S-K.

6. In regard to your use of adjusted EBITDA as a liquidity measure, it appears to us your definition excludes expenses that may require cash settlement, such as restructuring costs. Please explain to us the consideration you gave to Item 10(e)(1)(ii)(A) in determining whether it is appropriate to exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from a non-GAAP liquidity measure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products